Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement Nos. 333-132370 and 333-132370-01

Equity First

Opportunity First

[GRAPHIC]

Stock Market Upturn NotesSM

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The issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the applicable registration statement and the other documents the issuers have filed with the SEC for more complete information about the issuers and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Securities transactions are through Smith Barney, Citicorp Investment Services (“CIS”) or third party broker dealers. CIS is a member of NASD/SIPC and an affiliate of Citibank. Smith Barney is a division of Citigroup Global Markets Inc., which is a member of NASD/SIPC.

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Stock Market

Upturn NotesSM

A Unique Opportunity to Invest for Growth

History has proven that the stock market has offered significant growth potential to long-term investors desiring capital appreciation. However, the stock market can also present many attractive opportunities in the short-term for investors who wish to generate leveraged growth in their portfolios.

Citigroup has created an equity based short-term investment that offers investors leveraged participation in the growth potential of an index up to a maximum total return—Stock Market Upturn Notes.

How Stock Market Upturn Notes Work

Stock Market Upturn Notes are equity-linked securities issued by Citigroup Funding Inc., usually with a maturity of approximately 1.25 years. Stock Market Upturn Notes offer investors leveraged participation in the upside growth potential of the Underlying Index up to a maximum total return. The notes do not pay any periodic interest during their term. Instead, the return on these notes, if any, is paid at maturity and is based on the performance of an equity index.

If the performance of the Underlying Index is positive then investors will participate in that performance at a rate greater than 100% until the Maximum Total Return of the notes is reached. If the performance of the Underlying Index is negative then investors will participate fully in such decline. The notes are not principal protected, which means that if the performance of the Underlying Index is negative, the value of the notes at maturity will be less than the amount of an investor’s initial investment and could be zero. In addition, the notes do not offer current income, which means that investors will not receive any periodic interest or other payments on the notes prior to maturity. Moreover, investors will not receive any dividend payments or other distributions, if any, on the stocks comprising the Underlying Index.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc.

Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc., and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount invested in the notes is not guaranteed.

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Potential Investors in Stock Market Upturn Notes

O	Investors possessing a moderate growth view on the Underlying Index who are looking for leveraged upside exposure to such index, subject to a Maximum Total Return.

O	Investors who seek to add an equity index-linked investment to further diversify their portfolio.

O	Current or prospective holders of exchange-traded funds and index funds benchmarked to the Underlying Index.

O	Investors who can withstand the risk of losing the principal amount of their investment.

Hypothetical Example of Terms

The terms and the Underlying Index may vary. The following terms are hypothetical and for illustration purposes only.

Issuer	Citigroup Funding Inc.
Guarantee	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value that is less than the amount you initially invest
Rating of Issuer’s Obligations	Aa1/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee of any payments due on the Notes
Principal Protection	None
Security	Stock Market Upturn NotesSM Based Upon the S&P 500® Index
Pricing Date	February 22, 2006
Valuation Date	May 22, 2007
Maturity Date	May 25, 2007
Underlying Index	S&P 500® Index
Issue Price	$10 per Note
Coupon	None
Payment at Maturity	For each $10 Note, $10 plus an Index Return Amount, which may be positive, zero or negative. However, due to the Maximum Total Return, the Payment at Maturity will not be greater than $11.50
Index Return Amount	(1) The Index Return is positive, $10 x Index Return x Upside Participation Rate (2) The Index Return is zero, $0 (3) The Index Return is negative, $10 x Index Return
Index Return	Will equal the following fraction, expressed as a percentage: Ending Value - Starting Value Starting Value provided that the Index Return cannot be greater than 5.0%
Maximum Total Return	15.0% (the Upside Participation Rate multiplied by the maximum Index Return)
Starting Value	1300.00
Ending Value	The closing value of the Underlying Index on the Valuation Date
Upside Participation Rate	300%
Listing	The American Stock Exchange
Calculation Agent	Citigroup Global Markets Inc.
Underwriting Discount	1.50%
Fees and Conflicts	Citigroup Global Markets Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding Inc. expects to hedge its obligations under the Notes through the trading of the stocks comprising the Underlying Index or instruments, such as options, swaps or futures, based upon the Underlying by one or more of its affiliates. Each of Citigroup Funding Inc.’s or its affiliates’ hedging activities and Citigroup Global Markets Inc.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

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Benefits of the Notes

Leveraged Growth Potential    The Notes provide investors with the possibility of leveraged capital appreciation. Investors may capture up to approximately two or three times the upside return on the Underlying Index, subject to the Maximum Total Return, over the term of the Notes.

Diversification    The Notes may provide a degree of diversification within the large capitalization portion of an investor’s portfolio through exposure to the Underlying Index.

Key Risk Factors for the Notes

Potential for Loss    The maturity payment on the Notes will depend on the value of the Underlying Index on the Valuation Date. If the value of the Underlying Index on the Valuation Date is below the Starting Value, the maturity payment will be less than the amount initially invested and could be zero, even if the value of the Underlying Index exceeded the Starting Value at one or more times over the term of the Notes.

Appreciation May Be Limited    While the Notes provide investors an opportunity to participate in the potential appreciation of the Underlying Index on a leveraged basis, the Maximum Total Return on the Notes will be capped even though investors will be subject to the full risk of a decline in the value of the Underlying Index. If the Ending Value of the Underlying Index exceeds the Starting Value by an amount greater than the potential Maximum Total Return on the Notes, the return on the Notes will be less than the return on an investment in the stocks comprising the Underlying Index or a similar security that was directly linked to the Underlying Index but was not subject to an appreciation cap.

No Periodic Payments    Investors will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, investors will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the Underlying Index.

Potential for a Lower Comparable Yield    The Notes do not pay any interest. As a result, if the Ending Value of the Underlying Index does not increase sufficiently from its Starting Value, taking into account the Upside Participation Rate, the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding Inc. of comparable maturity.

Other Considerations    Stock Market Upturn Notes may be listed on a major exchange, but there can be no guarantee of liquidity in the secondary market. Due to, among other things, changes in the price of and dividend yield on the Underlying Index, interest rates, other economic conditions and Citigroup Funding Inc. and Citigroup Inc.’s perceived creditworthiness, the Stock Market Upturn Notes may trade, if at all, at prices below their initial issue price and investors could receive substantially less than the amount of their original investment if they sell their Stock Market Upturn Notes prior to maturity. The Stock Market Upturn Notes are subject to the

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credit risk of Citigroup Inc., Citigroup Funding Inc.’s parent company and the guarantor of any payments due on the Stock Market Upturn Notes. Citigroup Global Markets Inc., which is acting as the calculation agent for the Stock Market Upturn Notes, is an affiliate of Citigroup Funding Inc. and Citigroup Inc. As a result, Citigroup Global Markets Inc.’s duties as Calculation Agent, including with respect to making certain determinations and judgments that the Calculation Agent must make in determining amounts due to investors, may conflict with its interest as an affiliate of Citigroup Funding Inc. and Citigroup Inc.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Stock Market Upturn Notes as long as either (A) (1) no Citigroup Global Market Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Stock Market Upturn Notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the Stock Market Upturn Notes or (B) its acquisition and holding of the Stock Market Upturn Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Stock Market Upturn Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Stock Market Upturn Notes by the account, plan or annuity.

Additional Considerations

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Stock Market Upturn Notes, either directly or indirectly.

As with all investments, this product involves certain risks and may not be suitable for every investor. A pricing and/or prospectus supplement describing the terms and characteristics of specific Stock Market Upturn Notes has been prepared by Citigroup Funding Inc. and is available from your broker or the Exchange. It is recommended that you obtain and review these documents before purchasing any specific Stock Market Upturn Notes. Citigroup Global Markets Inc. does not give legal or tax advice. Please speak to your legal or tax professional for such guidance.

Stock Market Upturn Notes® is a registered service mark of Citigroup Global Markets Inc.

©2006 Citigroup Global Markets Inc. Member SIPC. Smith Barney is a division and service mark of Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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